February 3, 2006

Mr. Darryl L. Canfield
Chief Financial Officer
Biophan Technologies, Inc.
150 Lucius Gordon Dr., Suite 215
West Henrietta, New York  14586

Re:	Biophan Technologies, Inc.
      Form 10-KSB for the year ended February 28, 2005
	File No. 000-26057

Dear Mr. Canfield:
      In partial response to a comment letter dated January 24,
2006
from the Division of Corporation Finance you have requested in a letter dated February 2, 2006 that we waive the requirements of Item
310(c) of Regulation S-B and Instruction 2 to Item 8.A.2. of Form
20-F
to have the audits of the financial statements of aMRI and MR:comp GmbH conducted in accordance with United States generally accepted auditing standards.

      We have evaluated the reasons set forth in your February 2,
2006
letter and do not believe that they provide a sufficient basis to grant your request. The requirement to include an independent auditor`s report that unambiguously states that the auditor performed all auditing procedures necessary under United States generally accepted auditing standards is long-standing and not one that we will waive in your facts and circumstances.

      Implicit in your request appears to be an assertion that the financial statements required by Item 310(c) of Regulation S-B are not necessary to reasonably inform an investor about Biophan`s acquisitions. We will at your request consider your analysis to support such an assertion; however it appears unlikely that such a request would provide a sufficient basis for us to waive the financial statements required by Item 310(c) of Regulation SB given the significance of the acquired businesses and our understanding that licensing intellectual property rights, as well as using them to develop manufacture and sell products and services, was an integral part of the business purpose of the acquired businesses.

      If you have any question concerning this letter, please call me at 202.551.3516.

      Sincerely,


      Todd E. Hardiman
      Associate Chief Accountant